UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______

PART I — REGISTRANT INFORMATION

SINGLEPOINT, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3104 East Camelback Road #2137

Address of Principal Executive Office (Street and Number)

Phoenix, AZ 85016

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SinglePoint Inc. (the “Registrant”) due to circumstances beyond its control and without unreasonable effort or expense, was unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) within the prescribed period due to unexpected delays. As a result, the Registrant is still in the process of review and processing of required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended December 31, 2024 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than 15 calendar days from the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William Ralston	(888)	682-7464
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results for the year ended December 31, 2024, will reflect significant changes from the prior year.  While the Registrant is still reviewing and finalizing its financial results, it is able to provide certain preliminary results.  The Registrant expects to report the following for the year ended December 31, 2024: (i) operating revenues of approximately $[20.2] million, as compared to operating revenues of approximately $[25.5] million for the year ended December 31, 2023; (ii) gross profit of approximately $[7.9] million, as compared to gross profit of approximately $[6.9] million for the year ended December 31, 2023; and a net loss of approximately $[16.0] million for the year ended December 31, 2024, as compared to a net loss of approximately $[12.3] million for the year ended December 31, 2023, the majority of which were non cash expenses.

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Additionally, the Registrant expects to report operating expenses of $[16.1] million for the year ended December 31, 2024, as compared to operating expenses of approximately $[17.9] million for the year ended December 31, 2023.

These are preliminary results based on current expectations and are still under review and subject to change.  Actual results may differ.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, within the meaning of the Securities Exchange Act of 1934 and the Securities Act of 1933 that involve risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this Annual Report other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words "may," "continue," "estimate," "intend," "plan," "will," "believe," "project," "expect," "seek," "anticipate," "should," "could," "would," "potential," or the negative of those terms and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25. All of these forward-looking statements are based on information available to us at this time, and we assume no obligation to update any of these statements. Actual results could differ from those projected in these forward-looking statements as a result of many factors, including those identified in our filings with the Securities and Exchange Commission. Such forward-looking statements include statements regarding the anticipated timing of announcement of the Registrant’s financial results for the year ended December 31, 2023, and the Registrant’s expectations with respect to its results of operations for the year ended December 31, 2023.  By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. Factors that could cause actual results to differ materially include, among others, our ability to make good decisions about the deployment of capital, our substantial capital requirements and absence of liquidity, competition, our inability to obtain maximum value for our holdings, our ability to attract and retain qualified employees, our ability to execute our strategy, market valuations in sectors in which we operate, our need to manage our assets, and risks associated with our assets and their performance, including the fact that most have a limited history and a history of operating losses, face intense competition and may never be profitable, the effect of economic conditions in the business sectors in which our partner companies operate, compliance with government regulation and legal liabilities. Many of these factors are beyond our ability to predict or control. In addition, as a result of these and other factors, our past financial performance should not be relied on as an indication of future performance. All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report might not occur.

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SINGLEPOINT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By	/s/ William Ralston
	Name	William Ralston
	Title	Chief Executive Officer

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